SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ANNEXED LIST
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 218,820	8.	Percentage of issued class 0.009% (see NOTE 14)

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 28 NOVEMBER 2002	11.	Date company informed 2 DECEMBER 2002
12.	Total holding following this notification 159,381,228			13.	Total percentage holding of issued class following this notification 6.46%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, ATTAINING A NOTIFIABLE INTEREST			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines WATSON
Date of notification 3 DECEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 28 November 2002
BHP Billiton Plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	159,381,228	6.46%
Holdings by CG Management Companies and Funds:
- Capital Guardian Trust Company	74,118,367	3.00%
- Capital International Limited	25,132,944	1.02%
- Capital International S.A.	19,554,913	0.79%
- Capital International, Inc.	11,297,485	0.46%
- Capital Research and Management Company	29,277,519	1.19%

Schedule A

Schedule of holdings in BHP Billiton Plc

As of 28 November 2002

Capital Guardian Trust Company

Registered Name                                                  Local Shares

*New Account"                                                         74,118,367

Nominee Information

Not Available

                                                                    TOTAL 74,118,367

Schedule B

Capital International Limited

Registered Name                                         Local Shares

*New Account"                                                 25,132,944

Nominee Information

Not Available

                                                            TOTAL 25,132,944

Schedule B

Capital International S.A.

Registered Name                                        Local Shares

*New Account"                                             19,554,913

Nominee Information

Not Available

                                                        TOTAL 19,554,913

Schedule B

Capital International, Inc.

Registered Name                                    Local Shares

*New Account"                                         11,297,485

Nominee Information

Not Available

                                                   TOTAL 11,297,485

Schedule B

Capital Research and Management Company

Registered Name                                      Local Shares

*New Account"                                             29,277,519

Nominee Information

Not Available

                                                        TOTAL 29,277,519

Schedule B

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia